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                           January 20, 2023

       Richard Tyrrell
       Chief Executive Officer
       Cool Company Ltd.
       2nd floor, S.E. Pearman Building
       9 Par-la-Ville Road
       Hamilton HM11
       Bermuda

                                                        Re: Cool Company Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted December
23, 2022
                                                            CIK No. 0001944057

       Dear Richard Tyrrell:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 20-F

       Directors, Senior Management and Employees
       Compensation of Directors and Executive Officers, page 94

   1. Please update your compensation disclosure for the fiscal year ended December 31, 2022.
                                                        Refer to Item 6.B of
Form 20-F.
 Richard Tyrrell
FirstName  LastNameRichard Tyrrell
Cool Company    Ltd.
Comapany
January 20,NameCool
            2023     Company Ltd.
January
Page 2 20, 2023 Page 2
FirstName LastName
Index to Financial Statements, page F-1

2. Please reposition the pro forma financial statements that currently reside in Exhibit 99.1 as the initial set of financial statements in this section, or to either precede or follow the financial statements of the recently acquired businesses on pages F-61 through F-100.
         Please also include a corresponding reference in your Index under this heading, and the
         Table of Contents on page ii.
Interim Financial Statements - Cool Company Limited
Note 1 - General, page F-39

3. Please expand your disclosure explaining that on June 30, 2022 you "...entered into
         various agreements (the    ManCo SPA   ) with Golar to purchase Golar
 s LNG carrier and
         FSRU management organization," including the purchase of four entities, to include the dates upon which each of the four entities were conveyed and the dates upon which any other terms of the agreements were satisfied.
Note 2 - Basis of Preparation and Summary of Significant Accounting Policies, page F-41

4. We note that you have used brackets to denote liabilities in presenting the year-end balance sheets on page F-6 though have not used this convention in presenting the interim balance sheets on page F-35. Please revise either statement as necessary to present the balances in a consistent manner.
5. We note that you have included an interim equity statement on page F-38 which appears to include several adjustments in order to reconcile between the predecessor and successor balances, though which individually have an unclear basis for attribution to the specific entities involved in meeting the requirements of FASB ASC 505-10-50-2, covering the predecessor entities up to the point of conveyance and the successor for the entire interim period, including the following.

                The item "Fair value adjustment in relation to Vessel SPA" of $(227,289) thousand is described as a revaluation of the vessels by the predecessor on the disposal dates, thereby implying an impairment though which has not been recognized in the
              Statements of Operations.

                The item "Deconsolidation of lessor VIEs" of $(115,412) thousand is attributed to five of the seven variable interest entities having debt associated with the vessels acquired that were not replaced or maintained by the successor upon acquisition.

                The item "Adjustment to total equity upon consolidation" of
$(356,639) thousand
              appears to adjust the predecessor owners' equity and retained losses to zero with a partial unexplained adjustment to the predecessor non-controlling interest.
 Richard Tyrrell
FirstName  LastNameRichard Tyrrell
Cool Company    Ltd.
Comapany
January 20,NameCool
            2023     Company Ltd.
January
Page 3 20, 2023 Page 3
FirstName LastName
         Tell us why you have not presented for the predecessor the combined balances of the twenty entities that you have identified as comprising the predecessor operations at the dates that each was conveyed and or derecognized by Golar LNG Limited; and why you have not presented for the successor the equity balances as of the beginning of the year and separate lines for the financing and investing transactions that occurred and impacted the equity balances during the interim period.

         Please also address the requirement to report changes in the number of shares of equity securities, including the number of shares issued upon conversion, exercise, or satisfaction of required conditions, to comply with FASB ASC 505-10-50-3.
Note 12 - Vessels and Equipment, Net, page F-55

6. We note that footnote (2) to the table states "Depreciation and amortization charges during the Successor Period includes the impact of remeasurement to fair value of the LNGCs acquired pursuant to the Vessel SPA" although you appear to quantify and attribute an impact of $(227,289) thousand to the predecessor in your equity statement on page F-
         38.

         We also note that amount disclosed and described in footnote (2) on page F-38 does not appear to be reflected in depreciation and amortization of either the predecessor or the successor, which you report as $5,745 thousand and $28,413 thousand, respectively, on page F-33.

         Please revise your disclosure under this heading as necessary to resolve this apparent inconsistency and if you believe the remeasurement adjustment should impact the financial statements of the successor, tell us how you have formulated your view; also explain why the adjustment would not have been reflected as an impairment by the predecessor.
7. We note that you report capitalized vessel costs of $1,192,606 for the successor and clarify in footnote (1) that you revalued the eight LNGC vessels acquired pursuant to the
         Vessel SPA to fair value on the acquisition dates. We also note disclosures on pages F-9 and F-39, indicating you would pay $145 million for each vessel.

         Please reconcile the details referenced above with your disclosures on pages 38, 72, and
         F-40, indicating the total purchase consideration pursuant to the Vessel SPA and the
         ManCo SPA was $346.2 million.

         Please also expand such disclosures to include a tabulation identifying the particular assets and liabilities (including any VIEs) recognized in completing these various acquisitions and the amounts ascribed thereto. Please also specify the number of shares that were issued as purchase consideration.

         If there were material differences between the amounts recognized by the successor in recording the acquisitions and the amounts derecognized by the predecessor in completing
 Richard Tyrrell
Cool Company Ltd.
January 20, 2023
Page 4
      the sales and dispositions, please identify and explain these variances in a note to the financial statements.
Note 20 - Basic and Diluted Earnings Per Share, page F-59

8. We note that you report 40,010,000 outstanding common shares as of September 30, 2022 in your balance sheet on page F-35, while disclosures under this heading indicate that the same number of shares is being used in computing earnings per share for the successor during the interim period.

      However, on page F-40 you explain that $127.9 million of the purchase consideration for the Vessel SPA and ManCo SPA was conveyed in the form of shares on each vessel entity acquisition date, which appears to have occurred between March 3, 2022 and April 5,
      2022, according to disclosure on page F-39.

      Please clarify how you have considered the guidance in FASB ASC 260-10-55-2 and 55-
      17 in formulating your measures of earnings per share.
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions



                                                             Sincerely,
FirstName LastNameRichard Tyrrell
                                                             Division of
Corporation Finance
Comapany NameCool Company Ltd.
                                                             Office of Energy &
Transportation
January 20, 2023 Page 4
cc:       James A. McDonald
FirstName LastName